First Quarter 2008 Results
MAXCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2008

Mexico City, D.F., April 17, 2008. - Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”, or “the Company”) (NYSE: MXT) (BMV: MAXCOM CPO), one of the leading integrated telecommunications companies in Mexico, today announced its unaudited financial and operating results for the quarter ended March 31, 2008.

NOTE: The monetary amounts presented in these tables have been prepared in accordance with Mexican Financial Reporting Standards (“NIF” or “Mexican GAAP”). Figures for the year 2008 are expressed in millions of current Mexican pesos, as explained in section “Adoption of New Accounting Standards”. Figures for the year 2007 are expressed in millions of Mexican pesos of purchasing power at December 31, 2007. Monetary amounts may vary due to rounding.

Results | First Quarter 2008

Financial Highlights:

•	First quarter 2008 revenues reached Ps. 624 million and increased by Ps. 94 million or 18% in comparison to the first quarter of 2007.

•	EBITDA increased by 32% to reach Ps. 192 million in comparison to the first quarter of 2007.

•	EBITDA margin increased by 327 basis points to 31% this reporting quarter, when compared to the same period last year.

	1Q08	1Q07	Δ%
Million Pesos
Revenues	624	531	18%
EBITDA	192	146	32%
EBITDA Margin	31%	27%
Adj. EBITDA	194	148	31%
Adj. EBITDA Margin	31%	28%
Net Income	8	(18)	N.A.

Pesos
Earnings per Share Basic	0.01	-	-
Earnings per Share Diluted	0.01	-	-

Operating Highlights:

•
Total company Revenue Generating Units[1] For a full definition of Revenue Generating Unit (RGU) please see next page. or RGU’s, increased to 391,477 or 31% in the first quarter of 2008 compared to the same period last year. The Company recorded RGU net adds of 30,535 in the quarter.

•	Total company customer base increased by 15% to reach 221,181 customers.
•	When compared to the same period last year:
o	Voice RGU’s (formerly voice lines in service) increased 23% to reach 347,539. Voice RGU’s include residential voice, commercial voice, public telephony lines and wholesale lines.
o	Data residential RGU’s increased by 86% to 17,531, of which 9,886 are DSL subscribers.
•	The Company installed 2,820 public telephones during the quarter bringing the number of coin operated phones to 27,730.
•	The company added 10,511 mobile RGU’s to its residential and commercial business divisions during the first quarter, which brought to 14,846 the mobile RGU base.
•	Pay TV number of RGU’s reached 8,183. This product growth continues to reflect consumers’ demand for high quality video services.

_________________
1 For a full definition of Revenue Generating Unit (RGU) please see next page.

First Quarter 2008 Results

Revenue Generating Units

The following table is expressed in Revenue Generating Units or RGU’s. RGU is related to the sources of revenue, which may not always be the same as subscriber numbers. One person may subscribe to two different services thereby accounting for only one subscriber but for two RGU’s.

Revenue Generating Unit is separately a telephone line, broadband internet subscriber, mobile subscriber or pay TV subscriber. A home or business may contain one or more RGU’s. For example, a subscriber to pay TV services, broadband internet, mobile telephony service and residential telephony service would constitute four RGU’s.

The term RGU represents an individual service subscriber who generates recurrent revenue for the Company. During the first quarter of 2008 Maxcom added a total of 30,535 revenue generating units. As of March 31, 2008, Maxcom reported a total of 391,477 RGU’s, an increase of 31% in comparison to the same period last year.

	RGU’s 1Q 08	1Q 08 Customers	RGU’s 1Q 07	1Q 07 Customers	RGU Δ%	Customers Δ%
Residential	266,348	215,259	208,674	186,806	28%	15%
Commercial	75,229	5,922	60,680	5,527	24%	7%
Public Telephony	27,730	N.A.	20,102	N.A.	38%	N.A.
Wholesale	22,170	N.A.	9,840	N.A.	125%	N.A.
Total	391,477	221,181	299,296	192,333	31%	15%

Revenues

Maxcom total revenues for the first quarter of 2008 were Ps. 624 million, an increase of 18% over revenues of Ps. 531 million, recorded in the first quarter of 2007. The following table is a breakdown of the sources of revenue for the Company.

		1Q 08	Weight %		1Q 07	Weight %	Δ%
Residential	Ps.	263	42%	Ps.	214	40%	23%
Commercial		190	30%		116	22%	64%
Public Telephony		94	15%		84	16%	13%
Wholesale		72	12%		106	20%	(32%)
Other Revenue		5	1%		11	2%	(57%)
Total	Ps.	624	100%	Ps.	531	100%	18%

Residential
The following table is a breakdown of RGU’s for the residential business segment.

	RGU’s 1Q 08	RGU’s 1Q 07	RGU Δ%
Voice	227,139	199,273	14%
Data	17,531	9,401	86%
Mobile	13,495	-	N.A.
Pay TV	8,183	-	N.A.
Total	266,348	208,674	28%

First Quarter 2008 Results

Residential revenues represented 42% of the total during the first quarter, compared with 40% in the same quarter of 2007. Revenues in the residential business segment reached Ps. 263 million, an increase of 23% in comparison to Ps. 214 million in the first quarter of 2007.

The 23% increase in revenues is directly related to the 28% increase in RGU’s and was mainly driven by:

1.
An increase in the number of mobile RGU’s to reach 13,495, and an increase in the number of pay TV RGU’s to reach 8,183 as customers see a stronger value proposition than what is offered by the competition. The Company offers competitive prices through its bundled products in triple and quadruple play. Pay TV and mobile services were introduced at the end of 2007 and customers have quickly adopted the new high quality service and technology;

2.
An increase in the number of data RGU’s which increased by 86% to reach 17,531. This number includes 9,886 DSL subscribers as more customers are seeing the benefits of a broadband connection’s higher speeds and the price advantage of buying with a bundle offer; and,

3.
A 14% increase in voice RGU’s (formerly voice lines in service) in the residential business segment to reach 227,139. The Company continues to build-out clusters in cities that are currently served which have allowed this growth rate.

However these revenue increases were partially affected by the Easter and Holy Week vacation periods which had an impact by lowering overall traffic through the network, in addition to having a fewer number of working days in the quarter in comparison to the first quarter of 2007.

In addition, residential RGU per customer increased from 1.12 in the first quarter of 2007 to 1.24 in the first quarter of this year demonstrating the company’s ability to successfully up sell more services to the customer base.

Commercial
The following table is a breakdown of RGU’s for the commercial business segment.

	RGU’s 1Q 08	RGU’s 1Q 07	RGU Δ%
Voice	70,500	57,809	22%
Data	3,060	2,769	11%
Mobile	1,351	-	N.A.
Other Services	318	102	212%
Total	75,229	60,680	24%

Commercial revenues represented 30% of the total during the first quarter of 2008, compared with 22% in the same quarter of 2007. Revenues in the Commercial Business reached Ps. 190 million, an increase of 64% in comparison to Ps. 116 million in the same period of 2007.

The 64% or Ps. 74 million increase in revenues during the first quarter of 2008 is mainly explained by an increase in the average revenue per customer that the company recorded, a 24% increase in the number of RGU’s and an increase in the sale of fiber optic backbone capacity in comparison to the first quarter of 2007. The increase in RGU’s was mainly driven by:

1.
A higher number of voice RGU’s (formerly voice lines in service) which have increased by 22% to 70,500, primarily due to several small and medium business accounts that acquired tailored telecommunications solutions in the first quarter of the year;

2.
A higher number of data customers in the quarter to reach 3,060. The Company recorded a total number of 949 DSL subscribers, among all other services offered. The 11% increase was negatively affected by the highly competitive commercial space in which the Company participates;

3.	The introduction of mobile services to our commercial customers to reach 1,351; and,
4.	The higher number of RGU’s from other value added-services that the Company provides. Some of the services provided include: firewall protection, IT outsourcing services, hosting and others.

Nonetheless, the Easter and Holy Week vacation periods also impacted overall traffic through the network.

In addition, RGU per commercial customer increased from 10.98 in the first quarter of 2007 to 12.70 to the first quarter of 2008 demonstrating the ability of the commercial sales force in successfully up selling services to the customer base.

Public Telephony
The following table is a breakdown of RGU’s for the Public Telephony Business segment.

	RGU’s 1Q 08	RGU’s 1Q 07	RGU Δ%
Public Telephony	27,730	20,102	38%
Total	27,730	20,102	38%

First Quarter 2008 Results

Public Telephony represented 15% of total revenues during the first quarter of 2008. Revenues in this business totaled Ps. 94 million, an increase of 13% when compared to Ps. 84 million in 2007. The increase in revenues is attributed to the 38% growth in the base of public telephones installed. However and partially offsetting this revenue growth, as the number of public telephones continues to grow; the average revenue per public telephone tends to decline.

Wholesale
The following table is a breakdown of RGU’s for the Wholesale Business segment.

	RGU’s 1Q 08	RGU’s 1Q 07	RGU Δ%
Wholesale	22,170	9,840	125%
Total	22,170	9,840	125%

In 2008, Wholesale revenues decreased by 32% to reach Ps. 72 million, in comparison to the Ps. 106 million registered during the same quarter in the previous year. The decrease in the Wholesale Business was mainly driven by an average decline of 18% in long distance on net equal access termination rates, due to a more competitive market environment, in particular with national calling party pays (CPPn).

However and partially offsetting this average tariff decrease, the company interconnected new clients and restructured three switches to increase termination capacity. Also, the company was able to complete the interconnection with cellular providers in 72 locations across Mexico.

Other Revenue
Other revenue represented 1% of total revenues and reached Ps. 5 million, in comparison to Ps. 11 million or 2% of total revenues in the previous quarter. Other revenues are primarily comprised of lease of microwave frequencies and CPE sales.

Network Operation Cost

Network Operation Costs in the first quarter of 2008 increased 10% to reach Ps. 247 million in comparison to Ps. 225 million in the previous year or Ps. 22 million, which was mainly due to a 23% increase in installation expenses, an 11% increase in network operating services and a 1% increase in technical expenses, which are detailed below.

The increases in installation expenses were mainly due to a 27% increase in RGU’s installed in the residential and commercial divisions.

The increases in network operating services were mainly in:

1.	Public Telephony costs directly related to an increase of 38% in the number of public phones;
2.	The amounts paid to carriers for calling party pays;
3.	The amounts paid for pay TV content; and,
4.	The lease of circuits and ports, among others.

However, these increases were offset by lower costs in long distance interconnection, directly related to lower wholesale average rates as previously explained.

The increases in technical expenses were due to higher costs associated with power and electricity services, partially offset by maintenance expenses and a better price in the lease of poles.

SG&A

SG&A expenses were Ps. 185 million in the first quarter of 2008, 16% above Ps. 160 million in the same period of 2007. The Ps. 25 million increase was mainly driven by higher salaries, wages and benefits as a result of an increasing headcount, specifically in the residential and commercial sale forces. These increases were partially offset by lower sales commissions, bad debt expenses and external advisory expenses, among others.

EBITDA and Adjusted EBITDA

EBITDA for the first quarter of 2008 was Ps. 192 million, a 32% increase from Ps. 146 million in the same period of last year. EBITDA Margin was 31% during the period, 327 basis points higher than 27% in the first quarter of 2007.

First Quarter 2008 Results

Adjusted EBITDA for the first quarter of 2008 was Ps. 194 million, 31% higher than Ps. 148 million in the same period of last year. Adjusted EBITDA Margin was 31% during the period, 310 basis points higher than 28% in the first quarter of 2007.

Operating Income

Operating Income for the first quarter of 2008 was Ps. 70 million, 26% higher than Ps. 56 million in the previous Year. Operating margin for the first quarter was 11%.

Comprehensive Financial Result

During the quarter, the Company registered a Comprehensive Financial Result of Ps. 63 million, a Ps. 2 million decrease when compared to Ps. 65 million in the same period of 2007.

	1Q 08	1Q 07	ΔPs.	Δ%
Net Interest Paid	49	54	(5)	(9%)
Exchange Rate (Gain) Loss - Net	14	22	(8)	(36%)
Monetary Position (Gain) Loss		(11)	11	(100%)
Total	63	65	(2)	(3%)

The lower Comprehensive Financial Result was due to a decrease of 9% or Ps. 5 million on the amount of net interest paid which decreased from Ps. 54 million in the first quarter of 2007 to Ps. 49 million in the first quarter of 2008.

However and partially offsetting this decrease, the Company recorded the following:

1.
As a result of the change in the accounting standards in Mexico, inflationary accounting (NIF B-10) is not required in a low-inflation environment. As of the first quarter of 2008 the Company prepared its financial statements in terms of current Mexican pesos. Therefore, the comprehensive financial result will no longer be affected by the results in monetary position. In this case the company recorded a monetary position gain of Ps. 11 million in the first quarter of 2007 which does not compare to the first quarter of 2008; and,

2.
A net exchange rate loss of Ps. 14 million in the first quarter of 2008, compared to a net exchange rate loss of Ps. 22 million recognized in the same period of last year as a result of the Peso revaluation. At March 31, 2008 the exchange rate between the Mexican Peso and the United States Dollar was Ps. 10.6962, compared to Ps. 11.0507 at the end of March 31, 2007.

Taxes

The Company cancelled Ps. 6 million in deferred income tax provisions during the first quarter 2008, compared to registering asset taxes of Ps. 9 million in the first quarter of 2007. During the first quarter of 2008 and according to the latest tax reform in Mexico, asset tax was replaced with the single rate corporate tax (Impuesto Empresarial a Tasa Única). The Company is not subject to pay single rate corporate tax for this reporting quarter.

All income tax provisions are non-cash items.

Net Income

The company posted net income during the first quarter of 2008 of Ps. 8 million, which compares favorably to a net loss of Ps. 18 million reported in the first quarter of 2007.

Liquidity and Capital Sources

Operating activities generated resources of Ps. 91 million, which resulted mainly from consolidated net income, non-cash items (such as depreciation and amortization), and resources generated by working capital.

First Quarter 2008 Results

Millions of Pesos	March 31, 2008	March 31, 2007
Resources from Operations and Working Capital	91	(79)
CAPEX	(362)	(230)
Free Cash Flow	(271)	(309)
Financing Activities[2]	19	355
Cash and Cash Equivalents at the Start of the Period	2,539	738
Cash and Cash Equivalents at the End of the Period	2,287	784

Capital Expenditures

Capital Expenditures during the period totaled Ps. 362 million, higher than the Ps. 230 million recorded in the first quarter of 2007. Capital Expenditures were primarily used for telephone network systems, the buildout of new clusters, and equipment for Maxcom’s network expansion.

Indebtedness

At March 31, 2008 the Company reported its Indebtedness level at Ps. 2,233 million. The Company’s leverage ratio measured by Debt/EBITDA, presented a profile reduction, from the level of 3.9 times in 2007 and reaching 3.1 times in 2008. In addition, net Debt/EBITDA presented an even more important profile reduction as a result of the recent initial public offering which yielded cash resources for the Company’s expansion.

Adoption of New Accounting Standards

B-10: As of January 1, 2008, the company has adopted the changes to “Inflationary Effects”, B-10 in accordance with the Mexican Financial Standards (“NIF”) which establishes the rules for the recognition of inflationary effects in the country; furthermore, it incorporates changes such as, reclassifying accumulated results for non-monetary assets and has the possibility of choosing between the INPC (national consumer price index) and the value of UDIs. It has been determined that the country does not face an inflationary environment, and therefore the company as of January 1, 2008 will suspend the recognition of these inflationary effects in its financial information. Consequently, the financial information corresponding to the period ended March 31, 2007 is expressed in Millions of Mexican Pesos of purchasing power at December 31, 2007 (date on which bulletin B-10 was still in effect) and the financial information for March 31, 2008 is in current Mexican Pesos.

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2 Includes Capital Stock from MAXCOM's recent IPO Proceeds

First Quarter 2008 Results

About MAXCOM

MAXCOM Telecomunicaciones, S.A.B. de C.V., headquartered in Mexico City, Mexico, is a facilities-based telecommunications provider using a “smart-build” approach to deliver last-mile connectivity to micro, small and medium-sized businesses and residential customers in the Mexican territory. MAXCOM launched commercial operations in May 1999 and is currently offering local, long distance, data, value-added, CATV and IP-based services on a full basis in greater metropolitan Mexico City, Puebla, Queretaro and Toluca, and on a selected basis in several cities in Mexico. The information contained in this press release is the exclusive responsibility of MAXCOM Telecomunicaciones, S.A.B. de C.V. and has not been reviewed by the Mexican National Banking and Securities Commission (CNBV) or any other authority. The registration of the securities described in this press release before the National Registry of Securities (Registro Nacional de Valores) held by the CNBV, shall it be the case, does not imply a certification of the investment quality of the securities or of MAXCOM’s solvency. The trading of these securities by an investor will be made under such investor’s own responsibility.
For more information contact:

Juan-Carlos Sotomayor Mexico City, Mexico (52 55) 1163 1104 investor.relations@maxcom.com	Lucia Domville New York City, NY (646) 284-9416 ldomville@hfgcg.com

This document may include forward-looking statements that involve risks and uncertainties that are detailed from time to time in the U.S. Securities and Exchange Commission filings of the Company. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend,” and similar expressions may identify such forward-looking statements. The Company wants to caution readers that any forward-looking statements in this document or made by the company’s management involves risks and uncertainties that may change based on various important factors not under the Company’s control. These forward-looking statements represent the Company’s judgment as of the date of this document. The Company disclaims, however, any intent or obligation to update these forward-looking statements.

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First Quarter 2008 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

UNAUDITED CONSOLIDATED BALANCE SHEET

In thousands of Mexican pesos ("Ps")

	March 31, 2007			March 31, 2008
	Pesos		US Dollars	Pesos		US Dollars
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	Ps	783,837	$73,282	Ps	2,286,725	$213,789
Restricted Cash		3,243	303		-	-
		787,080	73,585		2,286,725	213,789
Accounts receivable:
Customers, net of allowance		389,522	36,417		597,343	55,846
Value added tax refundable		144,984	13,555		174,878	16,350
Other sundry debtors		67,877	6,345		67,804	6,339
		602,383	56,317		840,025	78,535

Inventory		34,849	3,258		28,058	2,623
Prepaid expenses		41,929	3,920		43,240	4,042
Total current assets		1,466,241	137,080		3,198,048	298,989

Restricted Cash Long Term		-	-		-	-

Frequency rights, Net		86,432	8,081		78,989	7,385
Telephone network systems & Equipment, Net		3,440,458	321,652		4,440,897	415,184
Pre-operating expenses, Net		90,631	8,473		72,086	6,740
Intangible Assets, Net		202,190	18,903		202,367	18,919
Retirement obligations		14,939	1,397		17,650	1,650
Deposits		5,196	486		7,498	701
Prepaid expenses long term		25,842	2,416		20,012	1,871
Other assets		12,921	1,210		19,738	1,847

Total assets	Ps	5,344,850	$499,698	Ps	8,057,285	$753,286

LIABILITIES
CURRENT LIABILITIES:
Interest Payable		77,021	7,201		83,855	7,840
Accrued expenses and other accounts payable		523,865	48,976		534,047	49,930
Bank Financing		-	-		-	-
Senior notes, net		131,756	12,318		-	-
Notes payables		13,405	1,253		6,442	602
Commercial paper		154,307	14,426		-	-
Customers deposits		1,612	151		2,908	272
Payroll and other taxes payable		27,578	2,578		51,849	4,847
Total current liabilities		929,544	86,903		679,101	63,491

LONG-TERM LIABILITIES:
Senior notes, net		1,989,405	185,992		2,139,240	200,000
Bank Financing		-	-		-	-
Notes payable		11,698	1,094		3,549	332
Other accounts payable		26,393	2,468		24,500	2,291
Deferred taxes		88,190	8,245		87,368	8,168
Pensions and Postretirement Obligations		23,016	2,152		26,319	2,461
Other long term liabilities		9,830	919		53,542	5,005
Hedging Valuation		4,310	403		6,168	577
Total liabilities	Ps	3,082,386	$288,176	Ps	3,019,787	$282,325

SHAREHOLDERS' EQUITY
Capital stock		3,328,141	311,152		5,410,251	505,811
Premium on capital stock		255,538	23,891		886,349	82,866
Accumulated deficit		(1,303,665)	(121,881)		(1,267,466)	(118,497)
Net loss for the period		(17,550)	(1,640)		8,364	781
Total shareholders' equity (deficit)	Ps	2,262,464	$211,522	Ps	5,037,498	$470,961

Total liabilities and equity	Ps	5,344,850	$499,698	Ps	8,057,285	$753,286

NOTES TO FINANCIAL STATEMENTS:
Financial statements for 2007 are reported in Mexican pesos of purchasing power at December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.6962 per US$1.00.

First Quarter 2008 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V.

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

2007 AND 2008 QUARTERLY PERIODS

In thousands of Mexican pesos ("Ps")

		January 1 to				January 1 to
		March 31, 2007				March 31, 2008
		Pesos	US Dollars	%		Pesos	US Dollars	%

REVENUES	Ps	530,506	$49,597	100%	Ps	624,367	$58,372	100%

Network operating services		188,191	17,594	35%		209,324	19,570	34%
Technical expenses		32,829	3,069	6%		33,167	3,101	5%
Installation expenses		3,854	360	1%		4,742	443	1%
Cost of Network Operation		224,874	21,023	42%		247,233	23,114	40%

GROSS PROFIT		305,632	28,574	58%		377,134	35,258	60%

SG&A		159,834	14,943	30%		185,128	17,308	30%

EBITDA		145,798	13,631	27%		192,006	17,950	31%

Depreciation and amortization		90,056	8,419			121,883	11,395

Operating Income (Loss)		55,742	5,212			70,123	6,555

Comprehensive (Income) Cost of Financing:

*Interest expense		65,157	6,092			73,786	6,898
**Interest (income), net		(11,474	(1,073)			(24,495)	(2,290)
Exchange (income) loss, net		22,499	2,103			13,918	1,301
Gain on net monetary position		(11,545	(1,079)			-	-
		64,637	6,043			63,209	5,909

Other (income) expense		(524	(49)			4,725	442
Profit sharing		-	-			-	-

INCOME (LOSS) BEFORE TAXES		(8,371	(782)			2,189	204

Taxes:
Asset tax		9,179	858			-	-
Income tax & deferred tax		-	-			(6,175)	(577)
Total taxes		9,179	858			(6,175)	(577)

NET INCOME (LOSS)	Ps	(17,550	$(1,640)		Ps	8,364	$781

*Adjusted EBITDA		148,240	13,859			193,541	18,094
% of revenue Adjusted EBITDA		28%	28%			31%	31%

Weighted average basic shares		482,476,101				789,818,829
Weighted average fully diluted		528,574,233				834,734,070

Earnings per share basic		-				0.01
Earnings per share diluted		-				0.01

NOTES TO FINANCIAL STATEMENTS:
* Interest related to Senior Notes, Banks and Vendor Financing
** Interest Income net
Financial statements for 2007 are reported in Mexican pesos of purchasing power at December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.6962 per US$1.00.

First Quarter 2008 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE 3 MONTHS ENDED MARCH 31, 2007 AND 2008

		In thousands of Mexican pesos ("Ps")			In thousands of US dollars
		3 months ended on March 31, 2007		3 months ended on March 31, 2008	3 months ended on March 31, 2008
Operating Activities:
Net Income (loss)	Ps.	(17,550)	Ps.	8,364	$781

Depreciation & amortization		90,055		121,882	11,395
Labor obligations upon retirement		1,389		(263)	(24)
Deferred income tax		(740)		(9,350)	(874)
Capital options		2,441		1,535	144
Long term liabilities		(85)		-	-

Subtotal		75,510		122,168	11,422

Net change in operation:
Account receivables net		(116,873)		(69,512)	(6,499)
Inventory		941		5,191	485
Prepaid expenses		(2,032)		(1,622)	(152)
Liabilities and other assets, net		(36,967)		1,772	164
Resources provided by operation activities		(79,421)		57,997	5,420

Financing Activities:
Senior notes		355,233		53,766	5,029
Commercial paper		(1,332)		-	-
Bank financing		-		-	-
Capital stock		658		(3,240)	(303)
Resources provided by financing activities		354,559		50,526	4,726

Investing Activities:
Telephone network system and equipment		(207,965)		(356,614)	(33,340)
Intangible assets		(23,404)		(3,027)	(283)
Other assets		777		(555)	(52)
Telereunion Investment		-		-	-
Resources used in investing activities		(230,592)		(360,196)	(33,675)

Cash and cash equivalents:
(Decrase) in cash equivalents		44,546		(251,673)	(23,529)
Cash at beginning		739,291		2,538,398	237,318

Cash at end	Ps.	783,837	Ps.	2,286,725	$213,789

Financial statements for 2007 are reported in Mexican pesos of purchasing power at December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of Ps.10.6962 per US$1.00.

First Quarter 2008 Results

MAXCOM TELECOMUNICACIONES, S.A.B. DE C.V. AND SUBSIDIARIES
UNAUDITED CONDENSED CASH FLOW
2007 and 2008 QUARTERLY PERIOD
In thousands of Mexican pesos ("Ps")

		January 1 to March 31, 2007		January 1 to March 31, 2008	US Dollars

Operating Activities:
Income before taxes	Ps.	(8,370)	Ps.	2,189	$205

Items without cash flow		(3,030)		39,242	3,669
Items related to investment activities		78,580		98,076	9,169
Items related to financing activities		65,157		73,786	6,898
Cash flow from income/loss before taxes		132,337		213,293	19,941

Cash flow from:
Accounts receivables		(63,152)		(128,800)	(12,042)
Inventory		940		5,191	485
Accounts payables		(11,857)		39,021	3,648
Other assets and liabilities		(44,165)		(12,193)	(1,140)
Income taxes		(9,920)		(3,175)	(297)
Cash flow from operation activities		(128,154)		(99,956)	(9,345)

Net cash flow from operating activities		4,183		113,337	10,596

Cash flow from capital expeditures		(233,400)		(361,953)	(33,839)

Cash in excess/(required) to be used in financing activities		(229,217)		(248,616)	(23,243)

Cash flow from:
Senior notes		293,182		-	-
Vendor financing		(55,679)		(1,346)	(126)
Capital stock		660		-	-
Additional paid in capital		-		(3,242)	(303)
Other financing activities		14,632		23,392	2,187
Cash flow from financing activities		252,795		18,804	1,758

Increase (decrease) in cash and temporary investments		23,578		(229,812)	(21,485)

Exchange effects on cash and cash equivalents		748		(22,996)	(2,150)

Cash and cash equivalents at beginning of the period		762,754		2,539,533	237,424
Cash and cash equivalents at the end of the period	Ps.	787,080	Ps.	2,286,725	$213,789

Financial statements for 2007 are reported in Mexican pesos of purchasing power at December 31, 2007
For readers’ convenience, all Peso amounts were converted to U.S. dollars at the exchange rate of
Ps.10.6962 per US$1.00.